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Tarsis and Estrella Received Court Approval; Provide Update on Alianza Transaction Progress

April 21, 2015 - Vancouver, BC Tarsis Resources Ltd. (“Tarsis”) (TSXV-TCC) and Estrella Gold Corporation (“Estrella”) (TSXV-EST) are pleased to provide the following update on the acquisition of Estrella by Tarsis to form Alianza Minerals Ltd. (the “Arrangement”).

Shareholders and Court Approval

99.36% of the shares represented at the Estrella special shareholder meeting held on April 8, 2015 were voted in favour of the Arrangement. Under this Arrangement, Estrella shareholders will receive one common share of Tarsis for each Estrella share held.  On April 17, 2015, the Supreme Court of British Columbia approved the Arrangement.

Immediately upon completion of the Arrangement, a share consolidation (one new for ten old) will take place and the combined company will change its name to Alianza Minerals Ltd.  Alianza will have 10.8 million shares outstanding before the completion of the financing.

Trading of Estrella shares halted; New trading symbol for Alianza

The trading of Estrella’s common shares was halted effective April 20, 2015, pending the completion of the Arrangement, at which time the shares of the merged company Alianza Minerals Ltd. will be traded under the new symbol “ANZ” on the TSX Venture Exchange.

It is expected that the transaction will be completed by early May and the shares of Tarsis and Estrella will commence trading under the new Symbol at that time, on the post consolidation basis.

Financing underway

A financing is underway, on a post share consolidation basis of one new share for ten old shares, at $0.25 per subscription receipt.  Each subscription receipt will become a unit on closing of the Arrangement, which is comprised of one common share and one common share purchase warrant exercisable to acquire one common share for a period of three years at $0. 40.  A finder’s fee of 5% cash and 5% finder’s warrants will be paid to certain parties.  Each finder’s warrant is exercisable into one common share for a period of one year at $0.25. All securities are subject to a four-month hold period from the close of the Arrangement. All warrant exercise prices are on a post share consolidation basis. The first tranche of the financing will be closed in conjunction with the closing of the Arrangement.

Mineral Projects Analysis and Marketing

Alianza will have several mineral exploration projects focussed on precious and base metals in Peru, Mexico, Nevada and Yukon. The team at Alianza will be led by Jason Weber P. Geo., CEO, Marc Blythe, P. Eng. COO, and Winnie Wong, CA, CPA, CFO along with certain senior contract geologists in Canada, the US, Mexico and Peru. The team has been assessing the most advanced projects in each region, identifying potential partners for the projects and has begun marketing certain projects to potential partners to advance the exploration of identified targets. Alianza will issue various updates on a project by project basis as work is completed, partners brought in and further exploration is underway.

About Alianza

Alianza Minerals Ltd. (“Alianza”), will be a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. Alianza will have four projects in Peru, ten in Nevada, three in Mexico, and five in Yukon, and the flexibility to acquire new projects in the Americas as opportunities arise. Under the Plan of Arrangement, Tarsis is acquiring all of Estrella’s shares on a one for one basis.  Tarsis will also complete a share consolidation and financing concurrent with the Plan of Arrangement.

On behalf of the Boards,

Marc G. Blythe, P.Eng., MBA. President and Chief Executive Officer Tarsis Resources Ltd.	Jason Weber, P.Geo. President and Chief Executive Officer Estrella Gold Corporation

For further information, contact:

Jason Weber, President and CEO of Estrella Marc Blythe, President and CEO of Tarsis Mark T. Brown, Director of Estrella and Tarsis Tel: (604) 687-3520 Fax: (888) 889-4874

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.